

December 2, 2010

Kenneth A. Flatt, Jr.
Chief Executive Officer
Arcis Resources Corporation
4320 Eagle Point Parkway
Suite A
Birmingham, AL 35242

> **Re: Arcis Resources Corporation**
> **Current Report on Form 8-K**
> **Filed September 22, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed July 13, 2010**
> **File No. 333-159577**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-159577**

Dear Mr. Flatt:

    We have reviewed your filings and have the following comments.

Form 8-K filed on September 22, 2010

Information Regarding the Acquired Companies, page 5

1. We note your response to comment 10 in our letter dated October 19, 2010. Please expand your proposed disclosure to clearly state what types of services you intend to provide to American industry through your interrelated entities. In this regard, please also expand your disclosure to clearly state the benefits you would receive from presenting yourself as a green energy environmental company. As previously requested, please also describe the industry in which you intend to do business.

2. We note your response to comment 11 in our letter dated October 19, 2010. Please provide us with your analysis as to how the documents you provided support the quantitative information presented on page six regarding the GFL Group. We note that the financial statements and active employee list only relate to Advanced Plant Services, LLC and that Advanced Plant Services, LLC has approximately 131 active employees.

We further note that this information does not appear to support the statement that members of the GFL Group achieved a 35% compound annual growth rate. If necessary, please send us additional supplemental information to support the quantitative information and your analysis.

Management's Discussion of Financial Statements, page 9

3. We note your response to comment 21 in our letter dated October 19, 2010, and your proposed new disclosure. The proposed disclosure is limited in scope and does not provide sufficient detail about GCED's business plan. Please expand your proposed disclosure to provide a more detailed discussion of GCED's business plan. For example, please discuss the likelihood of obtaining the necessary capital contributions to finance the purchase of fuel, the amount of capital believed to be necessary, and the company's plan to begin operations if such capital contributions are not available. These are just examples.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 11

4. In future filings, please do not replace "ensure" with "insure" when defining disclosure controls and procedures under Exchange Act Rules 13a-15(e) or 15d-15(e).

5. We note that your management identified a material weakness. In future filings, for each material weakness, please describe the current remediation status, the steps taken to remediate, if any, and when you anticipate complete remediation.

Changes in Internal Controls, page 12

6. We note your disclosure in the first paragraph on page 12 that your management identified a material weakness in your internal control over financial reporting. Please explain to us how you determined that there were no changes in your internal control over financial reporting in light of this material weakness.

Exhibits 31.1 and 31.2 – Section 302 Certifications

7. We note your response to comment 37 in our letter dated October 19, 2010; however, we reissue the comment in part. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not remove words or phrases, such as "under which such statements were" in paragraph 2 and "and material weaknesses" in paragraph 5(a). Additionally, please note the phrase "internal control over financial reporting" should not be changed to "internal controls over financial reporting." Please comply with this comment in all future annual and quarterly reports.

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director